UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-17028
CUSIP Number N/A

(Check One):	|_| Form 10-K	|_| Form 11-K	|_| Form 20-F
	|X| Form 10-Q	|_| Form N-SAR

For Period Ended: March 31, 2005
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
|_| For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Ironton Iron, Inc.
Full Name of Registrant

5445 Corporate Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Troy, Michigan 48098-2683
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable
	|	effort or expense;
|
|_|	|	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or
	|	Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due
	|	date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before
	|	the fifth calendar day following the prescribed due date; and
|
	|	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

As disclosed in the Current Report on Form 8-K filed by INTERMET Corporation (“INTERMET”) on October 5, 2004, INTERMET and 17 of its domestic subsidiaries (collectively, the “Debtors”), including Ironton Iron, Inc. (the “Company”), filed voluntary petitions in the U.S. Bankruptcy Court for the Eastern District of Michigan on September 29, 2004, seeking relief under chapter 11 of the United States Bankruptcy Code. The cases are being jointly administered under case number 04-67597. The Debtors continue to operate the business as debtors in possession.

The Bankruptcy Court has approved the retention of Ernst & Young LLP as the auditor for the Debtors, but preparation by the Company of the financial statements to be included in the Form 10-Q for the Company’s first quarter ended March 31, 2005 (“first quarter 2005”) and review of these financial statements by Ernst & Young will not be completed in time for the Company to timely file the Form 10-Q. Ernst & Young and the Company are completing preparation of the Company’s financial statements for the third quarter of 2004 ended September 30, 2004 and the Company’s audited financial statements for the year ended December 31, 2004. In addition, since the commencement of the bankruptcy proceeding, INTERMET’s financial and accounting personnel who are responsible for preparing information included in the Company’s periodic reports have devoted substantial time and attention to matters related to the bankruptcy, including: preparing financial, operating and budgetary information in connection with the preparation of a plan of reorganization; compiling information regarding the Debtors’ assets and liabilities to be filed with the Bankruptcy Court; and preparing the Debtors’ monthly operating reports that have been filed with the Bankruptcy Court. Finally, the Debtors’ management has also devoted considerable time and effort to these matters and to the management and administration of the bankruptcy cases.

Accordingly, the Company has not been able to finalize the financial and other information required to be included in the Form 10-Q for the first quarter 2005 without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alan J. Miller, Vice President; (248) 952-2500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

|_| Yes |X| No

The Company’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2004 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERMET Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005	By: /s/ Alan J. Miller
Alan J. Miller
Vice President

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